

July 29, 2011

Via Facsimile
Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Tanker Shipping Limited
LOM Building
27 Reid Street
Hamilton HM 11, Bermuda

> **Re: Nordic American Tanker Shipping Limited**
> **Form 20-F**
> **Filed April 21, 2011**
> **File No. 001-13944**

Dear Ms. Sorensen:

We have reviewed your response letter dated July 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 12.

1. You state in your response to comment 2 in our letter dated June 9, 2011 that your vessels which have called on Marsa Bashayer, Sudan, "do not employ U.S. citizens and did not carry U.S.-origin cargoes." Please tell us whether this statement also applies to your vessels that have called on Kharg Island and/or Sirri Island in Iran. Also, tell us the nature of cargoes your vessels loaded and/or unloaded when they called on the ports in Iran.

2. In your responses to comments 2 and 3 in our letter dated June 9, 2011 you provide us with information related to the contacts of your vessels with Sudan and Iran covering the period through December 31, 2010. As we requested in those comments, please provide us with information that is current through June 30, 2011.

Critical Accounting Estimates – Long-lived assets and impairments, page 40

3. We note from your response to our prior comment eight that you have provided us with proposed disclosure which discusses the market value of your vessels as compared to the carrying value of your vessels. However, it does not appear from your response that you plan on including this disclosure in the Critical Accounting Estimates section of MD&A in future filings. As previously noted, due to your continued decrease in operating and net income coupled with your operating losses experienced in the last fiscal year and recent interim period as well as the highly material amount of vessels that represent in excess of 90% of your total consolidated asset value, we believe that the disclosure in critical accounting estimates should be significantly expanded to describe the specific factors and conditions where you would record an impairment loss for such vessels. Please confirm that you will revise future filings to include the proposed disclosure and illustrative table in the Critical Accounting Estimates section of MD&A. Also, we note from the introductory paragraph to the illustrative table you have provided in your response, that the table indicates which of your vessels has a market value below its carrying value. However, it does not appear that this distinction has been made in the table which lists all of your vessels and their carrying values. Please advise or revise accordingly.

Audited Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

– Drydocking, page F-8

4. We note that your response to our prior comment 11 includes detail of the nature of the costs deferred as drydocking costs. However, we do not believe that your response adequately responds to our prior comment. Please confirm to us that you will provide a detailed description of the types of drydocking costs included in deferred drydocking costs and an affirmative statement that the types of costs deferred are consistent in all periods presented, in the notes to the financial statements and in the Critical Accounting Estimates section of MD&A.

- Revenue and Expense Recognition, page F-8

5. We note from your response to our prior comment 12, that you believe that based on the terms of the agreement with the customer, it is appropriate to recognize revenue from the completion of discharge of the vessel's previous cargo to the completion of discharge of the current cargo. Please revise your revenue recognition policy in the notes the financial statements to include a disclosure that indicates that "based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo."

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief

Via Facsimile
011 47 33 42 73 01